July 2, 2021

VIA EDGAR
Jeffrey Lewis
Staff Accountant
Division of Corporation Finance
Office of Real Estate and Construction
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:    Annaly Capital Management, Inc.
Form 10-K for the fiscal year ended December 31, 2020
Filed February 19, 2021
File No. 001-13447

Dear Mr. Lewis:
    On behalf of Annaly Capital Management, Inc. (the “Company” or “Annaly”) set forth below is a summary of a message submitted via electronic mail by the Company to the Staff as an addendum to the Company’s response to comment 3 in our letter, dated May 19, 2021, previously submitted in response to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided in your letter, dated May 6, 2021, with respect to our Form 10-K (File No. 001-13447), filed on February 19, 2021.
    For the Staff’s convenience, the text of the Staff’s comment 3 is set forth below in bold, followed by a summary of the aforementioned e-mail message.
Form 10-K for the fiscal year ended December 31, 2020
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 59
3.We note your disclosure of core earnings (excluding PAA), core earnings (excluding PPA) per common share, and annualized core return on average equity (excluding PPA). These non-GAAP measures include adjustments for various realized and unrealized gains (losses) and loan loss provision. In light of these adjustments, please tell us how you determined it was appropriate to title these measures as core earnings and core return. Further, our understanding is that these measures are commonly used by mortgage REITs as an indicator of dividend paying ability. Please tell us if these measures are used by the registrant's management as an indicator of the registrant's dividend paying ability. If so, please revise your filing to disclose that purpose.

Response:

As discussed during our call with the Staff on Friday June 11, 2021, the Company has considered alternative names for our Core Earnings measure.  After further consideration we have decided to use the name “ Earnings Available for Distribution” or EAD.  We believe that this name is akin to “Distributable Earnings” but less likely to be confused with REIT taxable income.  EAD could be differentiated from REIT taxable income in so far as the earnings are available for distribution but not required to be distributed which is the case with REIT taxable income.  We are planning to implement this change for Q2 2021 earnings.
* * * * *
We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 696-0100 or by email at swolfe@annaly.com or Anthony Green at (212) 696-0100 or by email at agreen@annaly.com.

Sincerely,
/s/ Serena Wolfe
Serena Wolfe
Chief Financial Officer

cc:    Anthony Green, Annaly Capital Management, Inc.
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